Exhibit 99.1
EnCana generates first quarter cash flow of US$1.9 billion,
or $2.59 per share – down 18 percent
Calgary, Alberta, (April 22, 2009) – EnCana Corporation (TSX & NYSE: ECA) continued to deliver strong financial and operating performance in the first quarter of 2009. Cash flow was US$1.9 billion, or $2.59 per share and operating earnings were $948 million, or $1.26 per share – down 18 and 9 percent respectively on a per share basis compared to the first quarter of 2008. These results are on track with 2009 guidance and were achieved during a quarter when benchmark natural gas prices fell about 39 percent and  oil prices were down about 56 percent compared to the same period in 2008. First quarter natural gas and oil production increased 3 percent compared to the same period in 2008 to 4.7 billion cubic feet equivalent per day (Bcfe/d). In addition, this production level is higher than EnCana’s first quarter production expectations largely due to the impact of price-sensitive royalty rates in Alberta, which are reduced at lower prices and increased at higher prices. EnCana reports production on an after-royalties basis. Before any price-related royalty impacts, EnCana expects 2009 production to be at levels similar to the volumes produced in 2008.
“Operational excellence in our portfolio of low-cost, low-risk resource plays helped EnCana achieve cost-effective production across North America. Underpinning our strong financial performance was close to $700 million in realized after-tax gains from our natural gas hedges during the first quarter,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
Modest capital program aligned to economic conditions
“With continued economic uncertainty and low prices, particularly for natural gas, we remain focused on directing our capital investment to only our highest return projects. For 2009, we set a modest capital program with the flexibility to align investments with the industry conditions. Our North American resource play business model and our conservative investment approach will help EnCana generate strong performance through 2009 and withstand the prevailing economic downturn.
“EnCana’s financial position is strong. Our debt ratios remain below our targeted ranges and we have hedged about two-thirds of our total expected natural gas production through October of this year at an average price of $9.13 per thousand cubic feet (Mcf), which is about two and a half times the current spot price. Our hedging strategy is aimed at providing an increased level of certainty to our cash flows so that we can efficiently manage our capital programs,” Eresman said.
Industry costs starting to drop
“In the first quarter, operating and administrative costs decreased about 31 percent compared with the same period the year before, to $1.06 per thousand cubic feet of gas equivalent (Mcfe), due primarily to a weaker Canadian dollar, lower fuel prices and lower long-term incentive costs. Substantially reduced field activity across North America is starting to result in lower supply and services pricing and, by the end of 2009, we anticipate price reductions could reach more than 20 percent from 2008 average costs, if current trends continue. So far in 2009, we’re tracking lower on capital investment and operating and administrative costs, and by mid-year we expect to know how much this will impact our overall expenditures for 2009,” Eresman said.
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report gas and oil production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Per share amounts for cash flow and earnings are on a diluted basis.
EnCana Corporation

First Quarter 2009 Highlights
(all year-over-year comparisons are to the first quarter of 2008)
Financial
•	Cash flow decreased 18 percent per share to $2.59, or $1.9 billion
•	Operating earnings were down 9 percent per share to $1.26, or $948 million
•
Net earnings increased to $1.28 per share, or $962 million, primarily due to an after-tax unrealized mark-to-market hedging gain of $89 million in the first quarter of 2009 compared to an after-tax loss of $737 million in the first quarter of 2008

•	Capital investment, excluding acquisitions and divestitures, was down 18 percent to $1.5 billion
•	Free cash flow was $436 million, down 19 percent (Free cash flow is defined in Note 1 on page 6)
•
EnCana’s integrated oil business venture with ConocoPhillips generated $116 million in operating cash flow, comprised of $57 million from the company’s Foster Creek and Christina Lake upstream projects, and $59 million from the downstream business. Operating cash flow was down $54 million due largely to lower oil prices

•	Realized natural gas prices were down 10 percent to $7.22 per Mcf and realized liquids prices decreased 51 percent to $34.24 per barrel (bbl). These prices include financial hedges
•	At the end of the quarter, debt to capitalization was 29 percent and debt to adjusted EBITDA was 0.7 times.
Operating – Upstream
•	Key resource play production was up 8 percent, with an 8 percent increase in natural gas production and oil production increasing 7 percent
•	Total natural gas production increased 4 percent to 3.87 billion cubic feet per day (Bcf/d), up 4 percent per share
•	Total oil and natural gas liquids (NGLs) production decreased 2 percent to 134,280 barrels per day (bbls/d), down 2 percent per share
•	Foster Creek and Christina Lake oil production grew 18 percent to 34,729 bbls/d net to EnCana
•
Operating and administrative costs of $1.06 per Mcfe decreased from $1.53 per Mcfe in the first quarter of 2008, primarily due to a weaker Canadian dollar, lower fuel costs and lower long-term incentive costs as a result of a declining share price.

Operating – Downstream
•	Refined products averaged 421,000 bbls/d (210,500 bbls/d net to EnCana), down 3 percent
•	Refinery crude utilization of 88 percent or 398,000 bbls/d crude throughput (199,000 bbls/d net to EnCana), down 2 percent.
Majority of net earnings year-over-year increase related to unrealized mark-to-market accounting gains
EnCana’s net earnings in the first quarter were $962 million, an increase of $869 million from the first quarter of 2008. First quarter 2009 net earnings included $89 million of after-tax unrealized gains due to mark-to-market accounting for hedging contracts compared to an after-tax loss of $737 million in the first quarter of 2008, a swing of $826 million in net earnings. It is because of these dramatic mark-to-market accounting swings in net earnings that EnCana focuses on operating earnings as a better measure of quarter-over-quarter earnings performance.
Realized after-tax hedging gains for the first five months of the 2008-2009 natural gas year, which runs from November 1, 2008 to October 31, 2009, were $1.0 billion, and unrealized after-tax gains for the remainder of the gas year are currently forecast to be $1.9 billion, for a total of $2.9 billion, after-tax.
EnCana Corporation

Financial Summary – Total Consolidated

(for the three months ended March 31)	Q1	Q1
($ millions, except per share amounts)	2009	2008	% Δ
Cash flow [1]	1,944	2,389	-19
Per share diluted	2.59	3.17	-18
Net earnings	962	93
Per share diluted	1.28	0.12
Operating earnings [1]	948	1,045	-9
Per share diluted	1.26	1.39	-9
Earnings Reconciliation Summary – Total Consolidated
Net earnings	962	93
Add back (losses) & deduct gains
Unrealized mark-to-market hedging gain (loss), after-tax	89	(737)
Non-operating foreign exchange gain (loss), after-tax	(75)	(215)

Operating earnings[1]	948	1,045	-9
Per share diluted	1.26	1.39	-9

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 6 & 7.
Production & Drilling Summary
Total Consolidated

(for the three months ended March 31)	Q1	Q1
(After royalties)	2009	2008	% Δ
Natural gas (MMcf/d)	3,869	3,733	+4
Natural gas production per 1,000 shares (Mcf/d)	5.16	4.98	+4
Oil and NGLs (Mbbls/d)	134	137	-2
Oil and NGLs production per 1,000 shares (Mcfe/d)	1.07	1.10	-2
Total production (MMcfe/d)	4,675	4,557	+3
Total production per 1,000 shares (Mcfe/d)	6.23	6.08	+3
Net wells drilled	883	1,143	-23
Key resource play production increased in first quarter
Total production from key resource plays was 3.7 Bcfe/d compared to 3.4 Bcfe/d in the first quarter of 2008. This was led by a 50 percent production increase in the East Texas key resource play due to ongoing success at the Deep Bossier play. EnCana continued to drill prolific wells in the Amoruso field, where 30-day initial production rates averaged more than 19 MMcf/d. The Charlene #1 well was completed in January and flowed during initial evaluation in excess of 50 MMcf/d.
EnCana encouraged by resource potential in Haynesville shale play
“While it is early days in the development of the Haynesville play in Louisiana and Texas, there have been some very encouraging results from our program as well as from other producers in the region,” said Jeff Wojahn, EnCana’s Executive Vice-President and President, USA Division.  “Given the significant potential of our lands, we plan to re-allocate $290 million of savings from other areas of the company into our Haynesville program this year. With a total capital program of $580 million we will be drilling about 50 net wells which will enable us to continue to increase our understanding of the play, further evaluate our lands, and retain prospective acreage.” In anticipation of increased future production from the region and to facilitate unrestrained market access for the company’s expected production growth, EnCana is advancing plans for midstream processing and gas transportation. This includes recent commitments of 150 million cubic feet per day of capacity on the proposed Gulf South pipeline expansion and 500 million cubic feet per day of service on the proposed ETC Tiger pipeline.
EnCana Corporation

Development continues in promising Horn River shale play
EnCana remains optimistic about the production potential from its land holdings in the Horn River shale play in northeast British Columbia. The company has adopted a more efficient way to develop the natural gas in this play by increasing the number of fracture stimulations per long-reach horizontal well leg. EnCana and its partner Apache now expect to increase their fracs per leg to as many as 14 from the originally-planned eight fracs. This could reduce the number of wells required to recover the resource because more of the natural gas can be accessed from each well. The revised plan is to drill 12 net wells this year, rather than the 20 initially scheduled. Public consultations are underway for the proposed Cabin Gas Plant, to be built about 60 kilometres northeast of Fort Nelson, British Columbia. The proposed plant, in which EnCana holds a 25 percent interest, is expected to have an initial processing capacity of 400 MMcf/d. Processing capacity is expected to expand in stages in conjunction with production growth from the Horn River Basin. The first phase of the project is expected to be commissioned in the third quarter of 2011. EnCana plans to construct the plant on behalf of industry co-owners who are major land holders in the Horn River Basin.
Foster Creek and Christina Lake expansions increase capacity
The commissioning of recent expansions at Foster Creek, which are expected to increase plant capacity to 60,000 bbls/d net to EnCana, is nearly complete and production is ramping up. First quarter production of approximately 28,000 bbls/d is targeted to increase to more than 45,000 bbls/d by year-end. At Christina Lake, first quarter production was more than 6,500 bbls/d – a 152 percent increase over the first quarter of 2008 as a result of an expansion that was completed in mid-2008. Construction continues on the next phase of expansion at Christina Lake, which is targeted to increase net plant capacity to 29,000 bbls/d in 2011.
Growth from key North American resource plays

	Daily Production
	2009	2008					2007
Resource Play		Full					Full
(After royalties)	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural gas (MMcf/d)
Jonah	623	603	573	615	630	595	557
Piceance	386	385	377	407	383	372	348
East Texas	409	334	408	339	316	273	143
Fort Worth	149	142	143	148	137	140	124
Greater Sierra	215	220	228	228	219	205	211
Cutbank Ridge	323	296	311	322	280	271	258
Bighorn	156	167	165	185	170	146	126
CBM	309	304	308	309	303	298	259
Shallow Gas	673	700	683	691	712	715	726

Total natural gas (MMcf/d)	3,243	3,151	3,196	3,244	3,150	3,015	2,752

Oil (Mbbls/d)
Foster Creek	28	26	29	27	21	27	24
Christina Lake	7	4	6	5	4	2	3
Pelican Lake	21	22	20	22	21	24	23
Weyburn	16	14	15	14	13	14	15

Total oil (Mbbls/d)[1]	72	66	71	67	59	67	65

Total (MMcfe/d)[1]	3,676	3,548	3,621	3,648	3,506	3,417	3,141

% change from prior period	+1.5	+13.0	-0.7	+4.1	+2.6	+2.7	+12.9

1	Totals may not add due to rounding.
EnCana Corporation

Drilling activity in key North American resource plays

	Net Wells Drilled
	2009	2008					2007
		Full					Full
Resource Play	Q1	Year	Q4	Q3	Q2	Q1	Year
Natural gas
Jonah	35	175	40	43	49	43	135
Piceance	53	328	70	94	81	83	286
East Texas	15	78	23	22	22	11	35
Fort Worth	16	83	21	21	20	21	75
Greater Sierra	15	106	14	29	27	36	109
Cutbank Ridge	20	82	17	17	24	24	93
Bighorn	21	64	5	11	18	30	62
CBM	278	698	359	78	10	251	1,079
Shallow Gas	336	1,195	383	233	83	496	1,914

Total gas wells	789	2,809	932	548	334	995	3,788

Oil
Foster Creek	6	20	1	6	1	12	23
Christina Lake	—	—	—	—	—	—	3
Pelican Lake	4	—	—	—	—	—	—
Weyburn	—	21	3	4	5	9	37

Total oil wells	10	41	4	10	6	21	63

Total	799	2,850	936	558	340	1,016	3,851

First quarter natural gas and oil prices

	Q1	Q1
Natural gas	2009	2008	%Δ
NYMEX ($/MMBtu)	4.89	8.03	-39
EnCana realized gas price[1] ($/Mcf)	7.22	8.02	-10

Oil and NGLs ($/bbl)
WTI	43.31	97.82	-56
Western Canadian Select (WCS)	34.38	76.37	-55
Differential WTI/WCS	8.93	21.45	-58
EnCana realized liquids price[1]	34.24	69.59	-51

Chicago 3-2-1 crack spread ($/bbl)	9.75	7.69	+27

1	Realized prices include the impact of financial hedging.
Price risk management
Risk management positions at March 31, 2009 are presented in Note 16 to the unaudited Interim Consolidated Financial Statements. In the first quarter of 2009, EnCana’s commodity price risk management measures resulted in realized gains of approximately $699 million after-tax, composed of a $693 million after-tax gain on gas price and basis hedges and a $6 million after-tax gain on other hedges.
Two-thirds of expected 2009 gas production hedged during first 10 months of 2009
EnCana has hedged about 2.6 Bcf/d of expected gas production through October 2009 at an average NYMEX equivalent price of $9.13 per Mcf. This price hedging strategy increases certainty in cash flow to help ensure that EnCana can meet its capital and dividend requirements without substantially adding to debt. EnCana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year.
EnCana Corporation

Corporate developments
Quarterly dividend of 40 cents per share declared
EnCana’s Board of Directors has declared a quarterly dividend of 40 cents per share payable on June 30, 2009 to common shareholders of record as of June 15, 2009. Based on the April 21, 2009 closing share price on the New York Stock Exchange of $42.94, this represents an annualized yield of about 3.7 percent.
EnCana’s corporate guidance is unchanged from the most recent update published February 12, 2009.
Financial strength
EnCana has a very strong balance sheet, with 78 percent of EnCana’s outstanding debt comprised of long-term, fixed-rate debt with an average remaining term of more than 14 years. Upcoming debt maturities in 2009 are $250 million and $200 million in 2010. At March 31, 2009, EnCana had $2.0 billion in unused committed credit facilities. EnCana targets a debt to capitalization ratio between 30 and 40 percent and a debt to adjusted EBITDA ratio of 1.0 to 2.0 times. At March 31, 2009, the company’s debt to capitalization ratio was 29 percent and debt to adjusted EBITDA, on a trailing 12-month basis, was 0.7 times.
In the first quarter of 2009, EnCana invested $1.5 billion in capital, excluding acquisitions and divestitures, with a focus on continued development of the company’s key resource plays and expansion of downstream heavy crude oil refining capacity.
EnCana invested about $79 million in land acquisitions in the first quarter and divested about $33 million of mature properties in Western Canada. Depending on market conditions for the rest of this year, EnCana may divest between $500 million and $1 billion of assets.
CONFERENCE CALL TODAY
10 a.m. Mountain Time (12 p.m. Eastern Time)
EnCana will host a conference call today Wednesday, April 22, 2009 starting at 10:00 a.m. MT (12:00 p.m. ET). To participate, please dial (800) 731-6941 (toll-free in North America) or (416) 644-3417 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on April 22 until midnight April 29, 2009 by dialling (877) 289-8525 or (416) 640-1917 and entering access code 21301123 followed by the pound (#) sign.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows, in this news release and interim financial statements.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

EnCana Corporation

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately $40 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION – EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, debt to capitalization ratio, debt to adjusted EBITDA ratio, sustainable growth and returns, cash flow, cash flow per share, operating earnings and increases in net asset value); anticipated ability to meet the company’s guidance forecasts; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated production and drilling in the Horn River and Haynesville areas; anticipated cost reductions and production efficiencies from fracture stimulations; anticipated capacity and timing for the proposed Cabin Gas Plant; planned expansion of in-situ oil production; anticipated crude oil and natural gas prices, including basis differentials for various regions; anticipated expansion and production at Foster Creek and Christina Lake; anticipated
EnCana Corporation

divestitures; potential dividends; anticipated success of EnCana’s price risk management strategy; anticipated hedging gains; potential demand for natural gas; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs production in 2009 and beyond; anticipated costs and cost reductions; and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2009 cash flow for EnCana is based upon achieving average production of oil and gas for 2009 of approximately 4.6 Bcfe/d, average commodity prices for 2009 based on a WTI price of $55 — $75/bbl for oil, a NYMEX price of $5.50 — $7.50/Mcf for natural gas, an average U.S./Canadian dollar foreign exchange rate of $0.75 — $0.85, an average Chicago 3-2-1 crack spread for 2009 of $5 — $10/bbl for refining margins, and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
EnCana Corporation

Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751
EnCana Corporation

First quarter report
for the period ended March 31, 2009
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2009	2008

REVENUES, NET OF ROYALTIES	(Note 4)	$4,608	$5,434

EXPENSES	(Note 4)
Production and mineral taxes		61	114
Transportation and selling		293	412
Operating		553	696
Purchased product		1,209	2,393
Depreciation, depletion and amortization		983	1,035
Administrative		85	156
Interest, net	(Note 6)	104	134
Accretion of asset retirement obligation	(Note 11)	17	21
Foreign exchange (gain) loss, net	(Note 7)	58	95
(Gain) loss on divestitures	(Note 5)	(1)	—

		3,362	5,056

NET EARNINGS BEFORE INCOME TAX		1,246	378
Income tax expense	(Note 8)	284	285

NET EARNINGS		$962	$93

NET EARNINGS PER COMMON SHARE	(Note 15)
Basic		$1.28	$0.12
Diluted		$1.28	$0.12

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2009	2008

RETAINED EARNINGS, BEGINNING OF YEAR		$17,584	$13,082
Net Earnings		962	93
Dividends on Common Shares		(300)	(300)
Charges for Normal Course Issuer Bid	(Note 12)	—	(229)

RETAINED EARNINGS, END OF PERIOD		$18,246	$12,646

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2009	2008

NET EARNINGS	$962	$93
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign Currency Translation Adjustment	(271)	(400)

COMPREHENSIVE INCOME	$691	$(307)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (unaudited)

	Three Months Ended
	March 31,
($ millions)	2009	2008

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF YEAR	$833	$3,063
Foreign Currency Translation Adjustment	(271)	(400)

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$562	$2,663

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2009	2008

ASSETS
Current Assets
Cash and cash equivalents		$629	$383
Accounts receivable and accrued revenues		1,360	1,568
Current portion of partnership contribution receivable		317	313
Risk management	(Note 16)	3,038	2,818
Inventories	(Note 9)	536	520

		5,880	5,602
Property, Plant and Equipment, net	(Note 4)	35,657	35,424
Investments and Other Assets		862	727
Partnership Contribution Receivable		2,753	2,834
Risk Management	(Note 16)	63	234
Goodwill		2,370	2,426

	(Note 4)	$47,585	$47,247

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,482	$2,871
Income tax payable		366	424
Current portion of partnership contribution payable		310	306
Risk management	(Note 16)	18	43
Current portion of long-term debt	(Note 10)	250	250

		3,426	3,894
Long-Term Debt	(Note 10)	9,192	8,755
Other Liabilities		745	576
Partnership Contribution Payable		2,778	2,857
Risk Management	(Note 16)	3	7
Asset Retirement Obligation	(Note 11)	1,238	1,265
Future Income Taxes		6,835	6,919

		24,217	24,273

Shareholders’ Equity
Share capital	(Note 12)	4,560	4,557
Retained earnings		18,246	17,584
Accumulated other comprehensive income		562	833

Total Shareholders’ Equity		23,368	22,974

		$47,585	$47,247

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended
		March 31,
($ millions)		2009	2008

OPERATING ACTIVITIES
Net earnings		$962	$93
Depreciation, depletion and amortization		983	1,035
Future income taxes	(Note 8)	37	(79)
Unrealized (gain) loss on risk management	(Note 16)	(111)	1,093
Unrealized foreign exchange (gain) loss		20	76
Accretion of asset retirement obligation	(Note 11)	17	21
(Gain) loss on divestitures	(Note 5)	(1)	—
Other		37	150
Net change in other assets and liabilities		14	(93)
Net change in non-cash working capital		(127)	(538)

Cash From Operating Activities		1,831	1,758

INVESTING ACTIVITIES
Capital expenditures	(Note 4)	(1,587)	(1,907)
Proceeds from divestitures	(Note 5)	33	72
Net change in investments and other		(142)	9
Net change in non-cash working capital		(92)	292

Cash (Used in) Investing Activities		(1,788)	(1,534)

FINANCING ACTIVITIES
Net issuance (repayment) of revolving long-term debt		505	(59)
Issuance of long-term debt	(Note 10)	—	723
Issuance of common shares	(Note 12)	2	63
Purchase of common shares	(Note 12)	—	(311)
Dividends on common shares		(300)	(300)

Cash From (Used in) Financing Activities		207	116

FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(4)	(4)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		246	336
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		383	553

CASH AND CASH EQUIVALENTS, END OF PERIOD		$629	$889

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). EnCana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.
2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES
On January 1, 2009, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Section:
•
“Goodwill and Intangible Assets”, Section 3064. The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS
In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. EnCana will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.
As of January 1, 2011, EnCana will be required to adopt the following CICA Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

•
“Consolidated Financial Statements”, Section 1601, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602. The standard establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION
The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.
•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
On December 31, 2008, EnCana updated its segmented reporting to present the upstream Canadian and United States cost centres and Downstream Refining as separate reportable segments. This resulted in EnCana presenting the Canadian portion of the Integrated Oil Division as part of the Canada segment. Previously, this was aggregated and presented in the Integrated Oil segment. Prior periods have been restated to reflect the new presentation.
EnCana has a decentralized decision making and reporting structure. Accordingly, the Company is organized into Divisions as follows:
•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.
•	Canadian Foothills Division includes natural gas exploration, development and production assets located in western Alberta and British Columbia as well as the Company’s Canadian offshore assets.
•	USA Division includes natural gas exploration, development and production assets located in the United States and comprises the USA segment described above.
•
Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes the Company’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil — Canada is composed of EnCana’s interests in the FCCL Oil Sands Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)
Segment and Geographic Information

	Canada		USA		Downstream Refining
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,883	$2,503	$1,174	$1,354	$926	$2,046
Expenses
Production and mineral taxes	15	18	46	96	—	—
Transportation and selling	170	297	123	115	—	—
Operating	286	384	115	169	118	132
Purchased product	(13)	(35)	—	—	749	1,821

	1,425	1,839	890	974	59	93
Depreciation, depletion and amortization	484	569	416	397	51	44

Segment Income (Loss)	$941	$1,270	$474	$577	$8	$49

	Market Optimization		Corporate & Other		Consolidated
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$492	$625	$133	$(1,094)	$4,608	$5,434
Expenses
Production and mineral taxes	—	—	—	—	61	114
Transportation and selling	—	—	—	—	293	412
Operating	8	11	26	—	553	696
Purchased product	473	607	—	—	1,209	2,393

	11	7	107	(1,094)	2,492	1,819
Depreciation, depletion and amortization	5	4	27	21	983	1,035

Segment Income (Loss)	$6	$3	$80	$(1,115)	1,509	784

Administrative					85	156
Interest, net					104	134
Accretion of asset retirement obligation					17	21
Foreign exchange (gain) loss, net					58	95
(Gain) loss on divestitures					(1)	—

					263	406

Net Earnings Before Income Tax					1,246	378
Income tax expense					284	285

Net Earnings					$962	$93

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Results of Operations (For the three months ended March 31)
Product and Divisional Information

	Canada Segment
	Canadian Plains		Canadian Foothills		Integrated Oil - Canada		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$775	$1,141	$915	$1,075	$193	$287	$1,883	$2,503
Expenses
Production and mineral taxes	10	13	5	4	—	1	15	18
Transportation and selling	62	109	37	56	71	132	170	297
Operating	103	142	130	178	53	64	286	384
Purchased product	—	—	—	—	(13)	(35)	(13)	(35)

Operating Cash Flow	$600	$877	$743	$837	$82	$125	$1,425	$1,839

	Canadian Plains Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$521	$590	$252	$549	$2	$2	$775	$1,141
Expenses
Production and mineral taxes	3	5	7	8	—	—	10	13
Transportation and selling	11	19	51	90	—	—	62	109
Operating	51	73	51	68	1	1	103	142

Operating Cash Flow	$456	$493	$143	$383	$1	$1	$600	$877

	Canadian Foothills Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$848	$909	$57	$148	$10	$18	$915	$1,075
Expenses
Production and mineral taxes	4	3	1	1	—	—	5	4
Transportation and selling	34	53	3	3	—	—	37	56
Operating	120	161	6	11	4	6	130	178

Operating Cash Flow	$690	$692	$47	$133	$6	$12	$743	$837

	USA Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,118	$1,183	$29	$99	$27	$72	$1,174	$1,354
Expenses
Production and mineral taxes	43	87	3	9	—	—	46	96
Transportation and selling	123	115	—	—	—	—	123	115
Operating	82	101	—	—	33	68	115	169

Operating Cash Flow	$870	$880	$26	$90	$(6)	$4	$890	$974

	Integrated Oil Division
	Oil *		Downstream Refining		Other *		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$163	$238	$926	$2,046	$30	$49	$1,119	$2,333
Expenses
Production and mineral taxes	—	—	—	—	—	1	—	1
Transportation and selling	66	120	—	—	5	12	71	132
Operating	40	41	118	132	13	23	171	196
Purchased product	—	—	749	1,821	(13)	(35)	736	1,786

Operating Cash Flow	$57	$77	$59	$93	$25	$48	$141	$218

*	Oil and Other comprise Integrated Oil — Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Capital Expenditures

	Three Months Ended
	March 31,
	2009	2008

Capital
Canadian Plains	$159	$262
Canadian Foothills	465	780
Integrated Oil — Canada	126	208

Canada	750	1,250
USA	540	519
Downstream Refining	202	55
Market Optimization	(3)	2
Corporate & Other	19	23

	1,508	1,849

Acquisition Capital
Canadian Foothills	73	72
USA *	6	(14)

	79	58

Total	$1,587	$1,907

*	2008 includes purchase price adjustments for the November 2007 Leor acquisition in East Texas.
On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Haynesville represented an interest in a variable interest entity (“VIE”) from September 25, 2008 to March 24, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Haynesville. On March 24, 2009, when the arrangement with Brown Haynesville was completed, the assets were transferred to EnCana.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. On November 12, 2008, an unrelated party exercised an option to purchase certain interests as part of the above acquisition for approximately $157 million, reducing the qualifying like kind exchange to approximately $300 million. The relationship with Brown Southwest represented an interest in a VIE from July 23, 2008 to January 19, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Southwest. On January 19, 2009, when the arrangement with Brown Southwest was completed, the assets were transferred to EnCana.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. SEGMENTED INFORMATION (continued)
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
	As at		As at
	March 31,	December 31,	March 31,	December 31,
	2009	2008	2009	2008

Canada	$16,976	$17,082	$23,248	$23,419
USA	13,669	13,541	14,696	14,635
Downstream Refining	4,189	4,032	4,752	4,637
Market Optimization	129	140	391	429
Corporate & Other	694	629	4,498	4,127

Total	$35,657	$35,424	$47,585	$47,247

On February 9, 2007, EnCana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at March 31, 2009, Corporate and Other Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $323 million ($252 million at December 31, 2008) related to this office project as an asset under construction.
On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at March 31, 2009, Canada Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $280 million ($199 million at December 31, 2008) related to this offshore facility as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.
5. DIVESTITURES
Total year-to-date proceeds received on the sale of assets were $33 million (2008 — $72 million). The significant items are described below.
Canada
In 2009, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $33 million (2008 — $61 million) in Canadian Foothills and did not complete any divestitures in Canadian Plains (2008 — $31 million).
6. INTEREST, NET

	Three Months Ended
	March 31,
	2009	2008

Interest Expense — Long-Term Debt	$118	$140
Interest Expense — Other *	39	54
Interest Income *	(53)	(60)

	$104	$134

*	Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
	March 31,
	2009	2008

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada *	$150	$217
Translation of U.S. dollar partnership contribution receivable issued from Canada *	(87)	(143)
Other Foreign Exchange (Gain) Loss	(5)	21

	$58	$95

*	Reflects the current year change in foreign exchange rates calculated on the period end balance.
8. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended
	March 31,
	2009	2008

Current
Canada	$172	$234
United States	76	129
Other Countries	(1)	1

Total Current Tax	247	364

Future	37	(79)

	$284	$285

9. INVENTORIES

	As at	As at
	March 31,	December 31,
	2009	2008

Product
Canada	$55	$46
USA	11	8
Downstream Refining	333	323
Market Optimization	123	127
Parts and Supplies	14	16

	$536	$520

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. LONG-TERM DEBT

	As at	As at
	March 31,	December 31,
	2009	2008

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,745	$1,410
Unsecured notes	992	1,020

	2,737	2,430

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	377	247
Unsecured notes	6,350	6,350

	6,727	6,597

Increase in Value of Debt Acquired	46	49
Debt Discounts and Financing Costs	(68)	(71)
Current Portion of Long-Term Debt	(250)	(250)

	$9,192	$8,755

11. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

	As at	As at
	March 31,	December 31,
	2009	2008

Asset Retirement Obligation, Beginning of Year	$1,265	$1,458
Liabilities Incurred	7	54
Liabilities Settled	(15)	(115)
Liabilities Divested	—	(38)
Change in Estimated Future Cash Flows	(8)	54
Accretion Expense	17	79
Foreign Currency Translation	(28)	(227)

Asset Retirement Obligation, End of Period	$1,238	$1,265

12. SHARE CAPITAL

	March 31, 2009		December 31, 2008
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	750.4	$4,557	750.2	$4,479
Common Shares Issued under Option Plans	0.2	2	3.0	80
Stock-Based Compensation	—	1	—	11
Common Shares Purchased	—	—	(2.8)	(13)

Common Shares Outstanding, End of Period	750.6	$4,560	750.4	$4,557

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. SHARE CAPITAL (continued)
Normal Course Issuer Bid
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under seven consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to approximately 75.0 million Common Shares under the renewed Bid which commenced on November 13, 2008 and terminates on November 12, 2009. To March 31, 2009 there have been no purchases under the current bid (2008 — 4.6 million Common Shares for approximately $311 million).
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
The following tables summarize the information related to options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSARs”) attached to them at March 31, 2009. Information related to TSARs is included in Note 14.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	0.5	11.62
Exercised	(0.2)	11.57

Outstanding, End of Period	0.3	11.78

Exercisable, End of Period	0.3	11.78

	Outstanding Options			Exercisable Options
Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.50 to 14.50	0.3	0.9	11.78	0.3	11.78

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. CAPITAL STRUCTURE
The Company’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and
ii)	finance internally generated growth as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent. At March 31, 2009, EnCana’s Debt to Capitalization ratio was 29 percent (December 31, 2008 — 28 percent) calculated as follows:

	As at
	March 31,	December 31,
	2009	2008

Debt	$9,442	$9,005
Total Shareholders’ Equity	23,368	22,974

Total Capitalization	$32,810	$31,979

Debt to Capitalization ratio	29%	28%

EnCana targets a Debt to Adjusted EBITDA of 1.0 to 2.0 times. At March 31, 2009, Debt to Adjusted EBITDA was 0.7x (December 31, 2008 — 0.7x) calculated on a trailing twelve-month basis as follows:

	As at
	March 31,		December 31,
	2009		2008

Debt	$9,442		$9,005

Net Earnings	$6,813		$5,944
Add (deduct):
Interest, net	556		586
Income tax expense	2,632		2,633
Depreciation, depletion and amortization	4,171		4,223
Accretion of asset retirement obligation	75		79
Foreign exchange (gain) loss, net	386		423
(Gain) loss on divestitures	(141)		(140)

Adjusted EBITDA	$14,492		$13,748

Debt to Adjusted EBITDA	0.7	x	0.7	x

EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS
The following tables outline certain information related to EnCana’s compensation plans at March 31, 2009. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2008.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended
	March 31,
	2009	2008
Current Service Cost	$4	$4
Interest Cost	5	5
Expected Return on Plan Assets	(4)	(5)
Amortization of Net Actuarial Losses	2	1
Expected Amortization of Past Service Costs	1	1
Amortization of Transitional Obligation	—	(1)
Expense for Defined Contribution Plan	11	10

Net Benefit Plan Expense	$19	$15

For the period ended March 31, 2009, no contributions have been made to the defined benefit pension plans (2008 — nil).
B) Tandem Share Appreciation Rights (“TSARs”)
The following table summarizes information related to the TSARs at March 31, 2009:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	19,411,939	53.97
Granted	3,904,660	55.30
Exercised — SARs	(166,067)	39.29
Exercised — Options	(38,754)	33.92
Forfeited	(139,795)	57.78

Outstanding, End of Period	22,971,983	54.32

Exercisable, End of Period	13,551,066	49.59

For the period ended March 31, 2009, EnCana recorded a reduction of compensation costs of $18 million related to the outstanding TSARs (2008 — costs of $169 million).
C) Performance Tandem Share Appreciation Rights (“Performance TSARs”)
The following table summarizes information related to the Performance TSARs at March 31, 2009:

		Weighted
	Outstanding	Average
	TSARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	12,979,725	63.13
Granted	7,751,720	55.31
Exercised — SARs	(3,917)	56.09
Forfeited	(1,622,171)	62.87

Outstanding, End of Period	19,105,357	59.98

Exercisable, End of Period	3,955,358	60.38

For the period ended March 31, 2009, EnCana recorded a reduction of compensation costs of $3 million related to the outstanding Performance TSARs (2008 — costs of $46 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. COMPENSATION PLANS (continued)
D) Share Appreciation Rights (“SARs”)
The following table summarizes information related to the SARs at March 31, 2009:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,285,065	72.13
Granted	1,089,520	55.33
Forfeited	(20,400)	67.90

Outstanding, End of Period	2,354,185	64.39

Exercisable, End of Period	242,403	69.46

For the period ended March 31, 2009, EnCana has not recorded any compensation costs related to the outstanding SARs (2008 — $1 million).
E) Performance Share Appreciation Rights (“Performance SARs”)
The following table summarizes information related to the Performance SARs at March 31, 2009:

		Weighted
	Outstanding	Average
	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,620,930	69.40
Granted	2,140,440	55.31
Forfeited	(199,071)	68.83

Outstanding, End of Period	3,562,299	60.97

Exercisable, End of Period	299,265	69.40

For the period ended March 31, 2009, EnCana has not recorded any compensation costs related to the outstanding Performance SARs (2008 — $1 million).
F) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at March 31, 2009:

Outstanding
DSUs

Canadian Dollar Denominated
Outstanding, Beginning of Year	656,841
Granted	71,519
Converted from HPR awards	46,884
Units, in Lieu of Dividends	7,561

Outstanding, End of Period	782,805

For the period ended March 31, 2009, EnCana has not recorded any compensation costs related to the outstanding DSUs (2008 — $12 million).
In 2009, employees had the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of EnCana’s share price at the end of the performance period of the HPR award. DSUs vest immediately, can be redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of termination.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended
	March 31,
(millions)	2009	2008

Weighted Average Common Shares Outstanding — Basic	750.5	749.5
Effect of Dilutive Securities	0.9	3.5

Weighted Average Common Shares Outstanding — Diluted	751.4	753.0

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
EnCana’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is disclosed in Note 11 to the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2008.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at March 31, 2009		As at December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$629	$629	$383	$383
Risk management assets *	3,101	3,101	3,052	3,052
Loans and Receivables:
Accounts receivable and accrued revenues	1,360	1,360	1,568	1,568
Partnership contribution receivable *	3,070	3,070	3,147	3,147
Financial Liabilities
Held-for-Trading:
Risk management liabilities *	$21	$21	$50	$50
Other Financial Liabilities:
Accounts payable and accrued liabilities	2,482	2,482	2,871	2,871
Long-term debt *	9,442	8,959	9,005	8,242
Partnership contribution payable *	3,088	3,088	3,163	3,163

*	Including current portion.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	March 31,	December 31,
	2009	2008

Risk Management
Current asset	$3,038	$2,818
Long-term asset	63	234

	3,101	3,052

Risk Management
Current liability	18	43
Long-term liability	3	7

	21	50

Net Risk Management Asset (Liability)	$3,080	$3,002

Summary of Unrealized Risk Management Positions

	As at March 31, 2009			As at December 31, 2008
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$3,060	$4	$3,056	$2,941	$10	$2,931
Crude oil	35	17	18	92	40	52
Power	6	—	6	19	—	19

Total Fair Value	$3,101	$21	$3,080	$3,052	$50	$3,002

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	March 31,	December 31,
	2009	2008

Prices actively quoted	$2,291	$2,055
Prices sourced from observable data or market corroboration	789	947

Total Fair Value	$3,080	$3,002

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Net Fair Value of Commodity Price Positions at March 31, 2009

	Notional Volumes		Term	Average Price		Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,549	MMcf/d	2009	9.28	US$/Mcf	$2,225
NYMEX Fixed Price	35	MMcf/d	2010	9.21	US$/Mcf	43

Purchased Options

NYMEX Call	(140)	MMcf/d	2009	11.67	US$/Mcf	(18)
NYMEX Put	482	MMcf/d	2009	9.10	US$/Mcf	614

Basis Contracts

Canada	80	MMcf/d	2009			5
United States	687	MMcf/d	2009			39
Canada and United States *			2010–2013			66

						2,974
Other Financial Positions **						5

Total Unrealized Gain on Financial Contracts						2,979
Premiums Paid on Unexpired Options						77

Natural Gas Fair Value Position						$3,056

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

Fair Value
Crude Oil Contracts
Crude Oil Fair Value Position *	$18

*	The Crude Oil financial positions are part of the ongoing operations of the Company’s proprietary production and condensate management.

Fair Value
Power Purchase Contracts
Power Fair Value Position	$6
Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended
	March 31,
	2009	2008

Revenues, Net of Royalties	$1,069	$20
Operating Expenses and Other	(24)	2

Gain (Loss) on Risk Management	$1,045	$22

	Unrealized Gain (Loss)
	Three Months Ended
	March 31,
	2009	2008

Revenues, Net of Royalties	$133	$(1,096)
Operating Expenses and Other	(22)	3

Gain (Loss) on Risk Management	$111	$(1,093)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
B) Risk Management Assets and Liabilities (continued)
Reconciliation of Unrealized Risk Management Positions from January 1 to March 31, 2009

	2009		2008
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$2,892
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	1,156	$1,156	$(1,071)
Fair Value of Contracts Realized During the Period	(1,045)	(1,045)	(22)

Fair Value of Contracts Outstanding	$3,003	$111	$(1,093)
Premiums Paid on Unexpired Options	77

Fair Value of Contracts and Premiums Paid, End of Period	$3,080

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, the Company believes 10% volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at March 31, 2009 as follows:

	Favourable	Unfavourable
	10% Change	10% Change

Natural gas price	$204	$(203)
Crude oil price	4	(4)
Power price	4	(4)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into option contracts and swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its exposure to commodity price risk on its condensate supply with fixed price swaps.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Credit Risk
Credit risk arises from the potential the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2009, approximately 97 percent of EnCana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At March 31, 2009, EnCana had two counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 13, EnCana targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at March 31, 2009, EnCana had available unused committed bank credit facilities in the amount of $2.0 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for $5.0 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the announcement of the proposed corporate reorganization, Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch Negative”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications” and Moody’s Investors Services assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”. On March 2, 2009, Standard & Poor’s affirmed its A- rating and removed the rating from “CreditWatch”. The outlook is “Negative”. On March 5, 2009, DBRS Limited maintained the long-term rating of EnCana at A(low) “Under Review with Developing Implications”.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,482	$—	$—	$—	$2,482
Risk Management Liabilities	18	3	—	—	21
Long-Term Debt *	720	1,990	3,381	10,282	16,373
Partnership Contribution Payable *	489	978	978	1,466	3,911

*	Principal and interest, including current portion.
Included in EnCana’s total long-term debt obligations of $16,373 million at March 31, 2009 are $2,122 million in principal obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for a period of up to five years. Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 — 5 Years. Further information on Long-term Debt is contained in Note 10.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

First quarter report
for the period ended March 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars, however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt.
As disclosed in Note 7, EnCana’s foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At March 31, 2009, EnCana had $5,350 million in U.S. dollar debt issued from Canada ($5,350 million at December 31, 2008) and $3,070 million related to the U.S. dollar partnership contribution receivable ($3,147 million at December 31, 2008). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $18 million change in foreign exchange (gain) loss at March 31, 2009.
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At March 31, 2009, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $15 million (2008 — $14 million).
17. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws. All but one of these lawsuits has been settled prior to 2009, without admitting any liability in the lawsuits.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
18. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2009.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)